UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

or

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-36609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHERN TRUST CORPORATION

50 South LaSalle Street, Chicago, Illinois, 60603

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2021 AND 2020
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 24, 2022

To the Employee Benefit Administrative Committee
The Northern Trust Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2021, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in its net assets available for benefits for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Employee Benefit Administrative Committee
The Northern Trust Company
June 24, 2022
Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

We have served as the Plan’s auditor since 2012.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2021	2020
Assets
Investments, at fair value:
Collective trust funds	$2,342,995,845	$2,028,979,667
Northern Trust common stock funds	305,979,843	270,144,467
Mutual funds	243,505,609	220,696,657

Investments, at contract value:
Stable value portfolio	184,980,822	203,520,593

Total investments	3,077,462,119	2,723,341,384

Receivables:
Notes receivable from participants	25,373,631	26,171,496
Accrued interest and dividends receivable	1,818,234	2,064,299
Employer contribution receivable	1,296,996	1,243,091
Total receivables	28,488,861	29,478,886

Total assets	3,105,950,980	2,752,820,270

Liabilities
Expenses payable	255,563	234,650

Net assets available for benefits	$3,105,695,417	$2,752,585,620

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2021	2020
Additions:
Contributions:
Participants	$105,030,632	$101,643,219
Employer	27,610,975	27,190,132
Rollovers	35,085,499	12,824,294
Total contributions	167,727,106	141,657,645

Investment income:
Net appreciation in fair value of investments	459,337,435	255,773,661
Dividends	10,508,071	9,891,528
Interest	6,230,564	5,472,369
Interest from participant loans	1,280,491	1,422,890
Total investment income	477,356,561	272,560,448

Total additions	645,083,667	414,218,093

Deductions:
Benefits paid to participants	290,044,688	185,153,590
Administrative expenses	1,929,182	1,610,835
Total deductions	291,973,870	186,764,425

Net additions	353,109,797	227,453,668

Net assets available for benefits:

Beginning of year	2,752,585,620	2,525,131,952

End of year	$3,105,695,417	$2,752,585,620

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
1.     Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a)General – The Plan is a defined contribution plan, the purpose of which is to provide retirement benefits to eligible U.S.-based employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopt the Plan.

The Plan is sponsored by the Company and is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code).

(b)    Plan Administration – The Plan is administered by the Employee Benefit Administrative Committee of The Northern Trust Company (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c)    Eligibility – Employees can make contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of vesting service.

(d)    Vesting – Participants are always 100% vested in their own contributions and earnings. The Company matching contributions vest 20% annually until the participant is 100% vested at the end of five years of vesting service.

(e)    Employee Contributions – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan; provided, however, that participants with a base pay rate exceeding $141,500 are limited to a maximum contribution rate of 20%. These contributions may be made on a before-tax, Roth, and/or after-tax basis. During 2021 and 2020, a participant’s annual before-tax and/or Roth contributions could not exceed $19,500, except in the case of additional catch-up contributions. Participants who had attained age 50 before the end of the Plan year were eligible to contribute up to an additional $6,500 in catch-up contributions to the Plan during 2021 and 2020.

Newly hired employees are automatically enrolled in the Plan by the time they receive their fourth paycheck unless they make an alternative election. The initial contribution rate for participants who are automatically enrolled is 6% on a before-tax basis and increases by 1% annually in April until the participant is contributing 10%. These contributions are invested in the target-date BlackRock LifePath® Index Fund nearest to the participant’s

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
projected retirement age of 65. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before-tax, Roth and/or after-tax contribution basis, and how contributions are invested. Participants can split their contributions among any of the available investment funds, including additional BlackRock LifePath® Index target-date retirement funds, in increments of 1%. The Northern Trust Stock Fund, which is an investment option within the Plan that invests primarily in shares of Northern Trust Corporation common stock, is designated as an employee stock ownership plan (ESOP). The Former ESOP Fund, which also constitutes an ESOP, is an investment option within the Plan that holds shares of Northern Trust Corporation common stock from the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain restrictions affecting the Northern Trust Stock Fund and the Former ESOP Fund in accordance with Northern Trust Corporation’s Securities Transactions Policy and certain fund trading restrictions that apply to all participants.

(f)Employer Contributions – The Company makes a matching contribution of $0.50 on every $1.00 that a participant contributes up to 6% of eligible pay. This is equal to a maximum of 3% of eligible pay and is made to contributing participant accounts each pay period.

(g)Benefits, Withdrawals and Forfeitures – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant’s entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his or her employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year’s employer contributions. Forfeitures amounted to $647,705 and $413,835 for the years ended December 31, 2021 and 2020, respectively. Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. Prior to the attainment of age 59-1/2, a participant’s before-tax and Roth contributions may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

(h)Participant Loans – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant’s entire loan balance exceed the lesser of 50% of the vested account balance or $50,000. For certain participants, balances in the Northern Trust Stock Fund may be unavailable for loans in accordance with Northern Trust Corporation’s Securities Transactions Policy. Loan interest rates are based on the prime interest rate plus 1%. Participant loans are valued at amortized cost. A nominal administrative fee for each new loan is deducted from the borrowing participant’s Plan account.

As permitted under the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), the Plan was amended effective January 1, 2020, to adopt relief provisions which allowed eligible participants to suspend loan repayments and extend the loan repayment period. The provisions were effective beginning on March 27, 2020, and ended on December 31, 2020.

(i)Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants’ accounts will become fully vested.

2.    Summary of Significant Accounting Policies

A summary of the Plan’s significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a)Basis of Accounting – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b)Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c)Valuation of Investments – The Plan’s investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing prices reported in the active markets in which the individual securities are traded.

The Plan’s policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

(d)Fully Benefit-Responsive Investment Contracts – Fully benefit-responsive investment contracts held in a defined contribution plan are required to be measured at contract value. Contract value is a relevant measurement because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2021 and 2020, the Plan held fully benefit-responsive investment contracts through the Stable Value Portfolio consisting of wrapper contracts (synthetic Guaranteed Investment Contracts (GICs)). The key objective of the Stable Value Portfolio is to preserve principal, maintain a stable crediting rate, and provide liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

In a wrapper contract structure, the underlying investments are owned by the Stable Value Portfolio and held in trust for plan participants. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments over the duration of the investments through adjustments to the future interest crediting rate. The crediting rates typically reset on a monthly or quarterly basis and are influenced by a number of factors including the prevailing market rates, generated returns and duration of the underlying investments, as well as the amount and timing of participant contributions, transfers and withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may include material adverse changes to the provisions of the Plan or its termination and are not probable of occurring in the foreseeable future. Examples of events that would permit a contract issuer to terminate a contract upon short notice may include the Plan’s loss of its qualified status, material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

(e)Investment Income Recognition – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year (or date the investments were sold, if earlier).

(f)Contributions – Contributions from the Company are accrued based upon the funding provisions of the Plan.

(g)Administrative Expenses – During 2021 and 2020, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2021 and 2020 administrative expenses were paid by the Company.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

(h)Payment of Benefits – Benefit payments are recorded when paid.

3.     Investments

The Plan follows the guidance issued under the Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board Accounting Standards Codification, which defines fair value and provides a framework for measuring fair value including a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan’s Level 1 investments at December 31, 2021 and 2020 included Northern Trust Corporation common stock and mutual funds. Common stock shares are valued at the closing price reported in the active markets in which the individual securities are traded. Share prices of each mutual fund, referred to as the fund’s NAV, are calculated daily by the fund’s manager based on the closing market prices and accruals of securities in the fund’s total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund’s redemption date NAV.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan’s Level 2 investments as of December 31, 2021 and 2020 consisted of certain collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund’s redemption date NAV.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2021 or 2020.

The investments in fully benefit-responsive investment contracts through the Stable Value Portfolio are measured at contract value and have not been categorized in the fair value hierarchy.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
The following tables present Plan investments, including those measured and recorded at fair value on a recurring basis, as well as their levels within the fair value hierarchy, each as of December 31, 2021 and 2020:

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2021
Fair value of investments in the fair value hierarchy:
Northern Trust common stock funds	$305,979,843	$—	$—	$305,979,843
Mutual funds	243,505,609	—	—	243,505,609
Collective trust funds	—	2,342,995,845	—	2,342,995,845
Total fair value of investments in the fair value hierarchy	549,485,452	2,342,995,845	—	2,892,481,297
Stable value portfolio measured at contract value	—	—	—	184,980,822
Total investments	$549,485,452	$2,342,995,845	$—	$3,077,462,119

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2020
Fair value of investments in the fair value hierarchy:
Northern Trust common stock funds	$270,144,467	$—	$—	$270,144,467
Mutual funds	220,696,657	—	—	220,696,657
Collective trust funds	—	2,028,979,667	—	2,028,979,667
Total fair value of investments in the fair value hierarchy	490,841,124	2,028,979,667	—	2,519,820,791
Stable value portfolio measured at contract value	—	—	—	203,520,593
Total investments	$490,841,124	$2,028,979,667	$—	$2,723,341,384

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

4.    Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, investment adviser, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

5.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. In addition, the impacts of the ongoing COVID-19 pandemic, higher inflation, and geopolitical events have caused significant volatility in U.S. and global markets. As a result, it is at least reasonably possible that changes in the values of investment securities could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.     Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2021 and 2020 net assets available for benefits per the financial statements to Schedule H of Form 5500.

Description	2021	2020
Net Assets Available for Benefits per the Financial Statements	$3,105,695,417	$2,752,585,620
Adjustment from Contract Value to Fair Value for
Fully Benefit-Responsive Investment Contracts	3,326,438	9,088,444
Net Assets Available for Benefits per Schedule H of Form 5500	$3,109,021,855	$2,761,674,064

7.     Tax Status

The Plan obtained its latest determination letter on January 27, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
Accounting principles generally accepted in the United States of America require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the preceding three-year period up to and including the 2018 Plan year; however, there are currently no audits for any tax periods in progress.

8.    Legal Proceedings

On June 1, 2021, two participants in the Plan filed a putative class action complaint, purportedly on behalf of participants and beneficiaries who participated in the Plan and invested in any of the Northern Trust Focus Target Retirement Trusts, which had previously been offered as investment options under the Plan, between June 2015 and September 2021. The complaint names as defendants the Plan Sponsor and Northern Trust Employee Benefit Administrative Committee, and asserts claims for breach of fiduciary duty, breach of co-fiduciary duty, and failure to monitor under the Employee Retirement Income and Security Act. On October 22, 2021, the plaintiffs elected to amend their June 2021 complaint. The new complaint was substantively identical to the prior complaint, but added certain additional plaintiffs and prohibited transaction claims, and argued that excessive fees were charged. The defendants deny the alleged claims and continue with a defense of the matter. The Plan is not a defendant and as such, will not bear any costs associated with this matter.
9.    Subsequent Events

The Plan has evaluated subsequent events through June 24, 2022, the date the financial statements were issued, and determined that no subsequent events occurred that require adjustments to, or disclosure in, the financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)
	Northern Trust common stock funds:
2,558,146	Northern Trust Corporation*	$105,065,717	$305,979,843

	Collective Trust Funds:
10,188,282	Jennison U.S. Small Cap Equity Fund	$41,908,768	$101,565,435
15,397,845	Northern Collective Short Term Investment Fund*	15,397,845	15,397,845
1,031,718	Northern Trust Collective Aggregate Bond Index Fund*	109,126,769	118,936,444
4,210,100	BlackRock LifePath® Index 2025 Fund	60,521,021	61,380,732
6,251,757	BlackRock LifePath® Index 2030 Fund	93,556,334	95,348,048
5,182,536	BlackRock LifePath® Index 2035 Fund	80,589,858	82,472,803
4,143,313	BlackRock LifePath® Index 2040 Fund	66,613,926	68,433,855
3,946,878	BlackRock LifePath® Index 2045 Fund	65,134,234	67,111,137
3,160,894	BlackRock LifePath® Index 2050 Fund	52,826,982	54,526,057
1,906,815	BlackRock LifePath® Index 2055 Fund	31,943,889	32,975,510
1,127,244	BlackRock LifePath® Index 2060 Fund	18,884,150	19,482,264
55,945	BlackRock LifePath® Index 2065 Fund	777,207	793,892
3,895,031	BlackRock LifePath® Index Retirement Fund	53,688,938	54,267,523
380,235	Northern Trust Treasury-Inflation Protected Securities Fund*	42,462,666	48,540,769
1,095,308	Northern Trust Collective All Country World ex-US Investable Market Index Fund*	158,757,010	204,932,127
3,781,345	Northern Trust Collective S&P 500 Index Fund*	415,566,729	788,713,009
887,992	Northern Trust Collective S&P 400 Index Fund*	95,483,479	148,685,437
640,781	Northern Trust Collective Russell 2000 Index Fund*	69,234,883	100,544,966
3,801,495	T. Rowe Price Institutional U.S. Structured Research Fund	119,880,621	202,543,672
6,227,106	Wells Fargo Core Bond II Fund	72,278,518	76,344,320
	Total Collective Trust Funds	$1,664,633,827	$2,342,995,845

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)
	Mutual Funds:
1,908,736	DFA Emerging Markets Core Equity Portfolio	$40,375,288	$47,794,757
1,664,330	Hartford Mid Cap HLS Fund	64,133,841	67,089,135
2,748,482	MFS Institutional International Equity Fund	64,083,694	91,936,719
1,918,168	PIMCO All Asset Fund	23,232,925	24,495,006
1,135,009	PIMCO International Bond Fund	12,294,426	12,189,992
	Total Mutual Funds	$204,120,174	$243,505,609

	Stable Value Portfolio:
30,485,997	Metropolitan Tower Life Insurance	$30,485,997	$31,038,583
30,663,122	Transamerica Premier Life Insurance Company	30,663,122	31,191,925
30,997,745	Nationwide Life Insurance Company	30,997,745	31,554,678
30,822,881	Prudential Insurance Company	30,822,881	31,431,927
31,006,311	Voya Retirement Insurance	31,006,311	31,520,778
31,004,766	RGA Reinsurance Company	31,004,766	31,569,369
	Total Stable Value Portfolio	$184,980,822	$188,307,260

	Participant Loans*
	(Interest rates ranging from 4.25% to 9.75% with varying maturity dates up to May 2037)	$—	$25,373,631

		$2,158,800,540	$3,106,162,188
* Indicates a party-in-interest asset held by the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee, which is the plan administrator for The Northern Trust Company Thrift-Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Dated:	June 24, 2022	By:	/s/ Kristie Marshiano
Kristie Marshiano
Chairperson
Employee Benefit Administrative Committee

EXHIBIT INDEX

Number	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith